

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2023

Arunava Mitra
Chief Financial Officer
Weatherford International plc
2000 St. James Place
Houston, TX 77056

  Re: Weatherford International plc
    Form 10-K for the Year Ended December 31, 2022
    Filed February 8, 2023
    File No. 001-36504

Dear Arunava Mitra:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation